[redacted]

15045318

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39947

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/2013 (MM/DD/YY) AND ENDING 10/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **National Bank of Canada Financial Inc.**

OFFICIAL USE ONLY
22698
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 East 55th Street, 31st Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Paul E. Morris — 212-632-8877 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Plaza	New York	New York	10112-0015
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 16 2015
17 REGISTRATIONS BRANCH

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Paul E. Morris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of National Bank of Canada Financial Inc., as of October 31st, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

DIANE LENNON
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01LE6236390
Qualified in Kings County
Commission Expires February 28, 2015

1/12/15

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) A Supplemental Report to claim an exemption from 17 C.F.R. § 240.15c3-3(k)(i).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Consolidated Statement of Financial Condition
as of October 31, 2014

NATIONAL BANK OF CANADA FINANCIAL INC. AND SUBSIDIARIES

(SEC I.D. No. 8-39947)

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a public document.

NATIONAL BANK OF CANADA FINANCIAL INC.
AND SUBSIDIARIES
Table of Contents

Report of Independent Registered Public Accountant Firm 1

Consolidated Statement of Financial Condition 2

Notes to Consolidated Statement of Financial Condition 3-20

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Stockholder of
National Bank of Canada Financial Inc.

We have audited the accompanying consolidated statement of financial condition of National Bank of Canada Financial Inc. and its subsidiaries (the "Company") as of October 31, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of National Bank of Canada Financial Inc. and its subsidiaries as of October 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 12, 2015

NATIONAL BANK OF CANADA FINANCIAL INC.
AND SUBSIDIARIES
Consolidated Statement of Financial Condition
As of October 31, 2014
(In Thousands of U.S. Dollars)

	$
Assets	
Cash (Note 4)	**8,465**
Cash deposits with a clearing broker-dealer	**200**
Receivable from broker-dealers (Notes 3 and 4)	**52,149**
Receivable from customers	**776**
Receivable from related parties (Note 4)	**59,411**
Income taxes receivable (Note 9)	**5,384**
Securities owned, at fair value (Note 5)	**383,517**
Notes receivable (Note 7)	**257**
Furniture, equipment and leasehold improvements, net of $5,355 of accumulated depreciation (Note 8)	**241**
Deferred income taxes (Note 9)	**585**
Prepaid expenses and other assets	**2,010**
	512,995
Liabilities	
Payable to broker-dealers (Notes 3 and 4)	**24,479**
Payable to customers	**279**
Payable to related parties (Note 4)	**25,562**
Income taxes payable (Note 9)	**287**
Accrued expenses and other liabilities	**13,263**
	63,870
Commitments, guarantees and contingencies (Note 10)	
Stockholder's Equity	
Common stock, par value of one cent per share: 3,000 shares authorized 1,000 shares issued and outstanding	**-**
Additional paid-in capital	**456,094**
Accumulated deficit	**(31,303)**
Non-controlling interest	**11,928**
Preferred capital shares issued by a subsidiary	**12,406**
	449,125
	512,995

The accompanying notes are an integral part of this consolidated statement of financial condition.

(In Thousands of U.S. Dollars)

1. Description of the Business

National Bank of Canada Financial Inc. (the "Company") is a Delaware corporation, a registered broker-dealer under the *Securities Exchange Act of 1934* as well as a member of the Financial Industry Regulatory Authority ("FINRA") and a member of the Securities Investor Protection Corporation. The Company is engaged in agency transactions with institutional clients and broker-dealers and principal trading on active financial markets.

The parent company of the Company is National Bank of Canada Financial Group Inc. ("parent company") and the Company is ultimately wholly-owned by National Bank of Canada ("ultimate parent company").

2. Significant Accounting Policies

Principles of Consolidation

The consolidated statement of financial condition includes the accounts of the Company and its subsidiaries, NBF Securities (USA) Ltd. ("USA Ltd.") and NBF Securities (USA) Corp. ("USA Corp."). The Company owns 77.16% of the common capital stock of USA Ltd. and USA Ltd. owns 100% of the common capital stock of USA Corp. USA Ltd. is a holding company and USA Corp. is a registered broker-dealer under the *Securities Exchange Act of 1934.* All intercompany balances and transactions have been eliminated upon consolidation.

The Company files a non-consolidated statement of financial condition with the FINRA for its Part II FOCUS filing purposes. Accordingly, the accounts of USA Ltd. and USA Corp. are not included in the FOCUS reports filed with the FINRA. The assets, liabilities and stockholders' equity of USA Ltd. and USA Corp. as of October 31, 2014, are as follows:

	USA Ltd.	USA Corp.
	$	$
Total assets	**16,320**	**41,721**
Total liabilities	**32**	**9,446**
Stockholders' equity	**16,288**	**32,275**

2. Significant Accounting Policies (continued)

Basis of Presentation

The preparation of the consolidated statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the consolidated statement of financial condition. These estimates and the underlying assumptions affect the amounts of assets, liabilities and reported disclosures about contingent assets and liabilities. Such estimates, including the fair value of financial instruments and valuation of deferred tax assets, are, by their nature, based on judgment and available information and, therefore, may vary from actual results. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Actual results could differ from those estimates.

Securities Transactions

Principal securities transactions are recorded on a trade date basis. Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement*.

Customer securities transactions are reported on a settlement date basis.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are recorded at cost and depreciated over their estimated useful lives based on the straight-line method and the following annual periods:

Furniture	5 years
Computer equipment and software	2 or 3 years
Leasehold improvements	Lesser of terms of leases or estimated useful life

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes*, which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and tax bases of assets and liabilities, including the accounting for uncertainty of income tax positions recognized in the consolidated statement of financial condition, prescribing a "more-likely-than-not" threshold and measurement attribute for recognition in the consolidated statement of financial condition of an asset or liability resulting from a tax position taken or expected to be taken in an income tax return.

(In Thousands of U.S. Dollars)

2. Significant Accounting Policies (continued)

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the period-end exchange rates.

Derivative Financial Instruments

The Company enters into various transactions involving derivative financial instruments, including swap, forward, future and option contracts. These financial instruments are used to manage market risks. If quoted market prices are not available, then fair values are estimated on the basis of pricing models, quoted prices of instruments with similar characteristics or discounted cash flows.

New Accounting Pronouncements

On December 31, 2011, the FASB issued ASU No. 2011-11, *Disclosures about Offsetting Assets and Liabilities*, which requires new disclosures about offsetting and related arrangements within the statement of financial condition. For derivatives and financial assets and liabilities, the ASU requires disclosure of gross asset and liability amounts, amounts offset on the statement of financial condition, and amounts subject to the offsetting requirements but not offset on the statement of financial condition. In January 2013, the FASB issued ASU No. 2013-01, *Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities*. The ASU clarifies which instruments and transactions are subject to the offsetting disclosure requirements established by ASU No. 2011-11. The ASU limits the scope of the new statement of financial condition offsetting disclosures in ASU No. 2011-11 to derivatives, repurchase agreements, and securities lending transactions. The effective date of the ASU coincides with the effective date of the disclosure requirements in ASU No. 2011-11.

See Note 6 for new disclosures about offsetting assets and liabilities provided by the Company as a result of its adoption of ASU No. 2011-11 and ASU No. 2013-01 on November 1, 2013.

(In Thousands of U.S. Dollars)

2. Significant Accounting Policies (continued)

Future Accounting Pronouncements

In July 2013, the FASB issued ASU No. 2013-11, *Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists*. ASU No. 2013-11 eliminates the option of presenting unrecognized tax benefits as a liability or as a reduction of a deferred tax asset for a net operating loss or tax credit carryforward. An unrecognized tax benefit, or portion of an unrecognized tax benefit, should be presented in the statement of financial condition as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. The new disclosure requirements are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013 with early adoption permitted. As such, ASU No. 2013-11 will be effective November 1, 2014, for the Company and will be applied prospectively.

The Company does not believe the adoption of ASU No. 2013-11 will have a significant impact on its consolidated financial condition.

3. Receivable From and Payable to Broker-Dealers

The Company's institutional client security transactions are settled in cash against delivery or receipt of securities. These transactions are cleared by National Bank Financial Inc. ("NBFI"), a company ultimately under common control. For further information on related party transactions with NBFI, see Note 4.

Amounts receivable from and payable to broker-dealers as of October 31, 2014, consist of the following:

	Receivable	Payable
	$	$
Securities failed-to-deliver/receive	12,295	12,792
Receivable from/payable to clearing broker-dealers	39,854	11,687
	52,149	24,479

Securities failed-to-deliver and receive represent the contract value of securities which have not been delivered or received by the Company on settlement date.

(In Thousands of U.S. Dollars)

4. Related Party Transactions

As of October 31, 2014, amounts receivable from and payable to related parties are as follows:

	$
Ultimate parent company	
Receivable from related parties	
Receivable bearing interest at the rate of 0.09% per annum, maturing on November 3, 2014	**26,400**
Receivable bearing interest at the rate of 0.09% per annum, maturing on November 28, 2014	**13,400**
Receivable bearing no interest with no fixed term of payment	**357**
Payable to related parties	**3,190**
Parent company	
Payable to related parties	**14,753**
NBFI	
Receivable from broker-dealers (consisting of the Company's commodity trading account net equity value)	**31,567**
Receivable from related parties	**19,254**
Payable to broker-dealers (consisting of securities failed-to-receive)	**12,792**
Payable to related parties	**7,619**

Unless otherwise stated, the amounts receivable from and payable to related parties presented above are unsecured, non-interest bearing and have no fixed terms of payment.

As of October 31, 2014, $8,101 of the Company's cash balance was held in demand deposit bank accounts with the ultimate parent company.

5. Securities Owned

Securities owned, at fair value, consisted of the following as of October 31, 2014:

	$
U.S. Treasury Bills	**152,000**
Exchange-traded equity securities	**191,832**
Exchange-traded fund shares	**33,020**
Exchange-traded real estate investment trust units	**3,521**
Investment in a private equity fund	**3,144**
	383,517

6. Fair Value and Financial Instruments

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts, which approximate fair value. Securities owned are carried at fair value. Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent securities and valuation pricing models.

Assets, which are recorded at contracted amounts approximating fair value, consist largely of amounts receivable from broker-dealers, customers and related parties. Similarly, the Company's short-term liabilities, consisting of amounts payable to broker-dealers, customers, related parties and accrued expenses and other liabilities are recorded at contracted amounts approximating fair value.

The fair values of the notes receivable are disclosed in Note 7 to the consolidated statement of financial condition.

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the use of observable inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

6. Fair Value and Financial Instruments (continued)

Fair Value Measurement (continued)

The fair value hierarchy prioritizes the use of observable inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company have the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and are significant to the overall fair value measurement.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgement. Accordingly, the degree of judgement exercised in determining fair value is greatest for instruments categorized in Level 3.

(In Thousands of U.S. Dollars)

6. Fair Value and Financial Instruments (continued)

Fair Value Measurement (continued)

The following table presents the Company's fair value hierarchy for those financial assets and financial liabilities measured at fair value on a recurring basis:

	Fair Value Measurements Using				
	Level 1	Level 2	Level 3	Netting	Total
	$	$	$	$	$
Financial assets					
Receivable from broker-dealers					
Long futures contracts	53	-	-	-	53
Receivable from related parties					
Total return equity swap contracts	-	3	-	-	3
Securities owned					
U.S. Treasury Bills	152,000	-	-	-	152,000
Exchange-traded equity securities	191,832	-	-	-	191,832
Exchange-traded fund shares	33,020	-	-	-	33,020
Exchange-traded real estate investment trust units	3,521	-	-	-	3,521
Investment in a private equity fund	-	-	3,144	-	3,144
	380,373	-	3,144	-	383,517
	380,373	3	3,144	-	383,520
Financial liabilities					
Payable to broker-dealers					
Short futures contracts	12,253	-	-	(12,253)	-
	12,253	-	-	(12,253)	-

There were no transfers between all levels of the fair value hierarchy during the year.

(In Thousands of U.S. Dollars)

6. Fair Value and Financial Instruments (continued)

Fair Value Measurement (continued)

The two following tables present information about the offsetting of fair values of futures contracts and related margin balances recorded in amounts receivable from broker-dealers in the consolidated statement of financial condition:

				Gross Amounts Not Offset in the Consolidated Statement of Financial Condition		
	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Consolidated Statement of Financial Condition	Net Amounts of Assets Presented in the Consolidated Statement of Financial Condition	Financial Instruments	Cash Collateral Received	Net Amount
	$	$	$	$	$	$
Long equity futures contracts	53	-	53	-	-	53
	53	-	53	-	-	53

Gross amounts of recognized assets presented in the table above represent fair values of futures contracts. Fair values of futures contacts are recorded as amounts receivable from broker-dealers in the consolidated statement of financial condition.

				Gross Amounts Not Offset in the Consolidated Statement of Financial Condition		
	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Consolidated Statement of Financial Condition	Net Amounts of Liabilities Presented in the Consolidated Statement of Financial Condition	Financial Instruments	Cash Collateral Pledged	Net Amount
	$	$	$	$	$	$
Short equity futures contracts	12,252	(12,252)	-	-	-	-
Short interest rate futures contracts	1	(1)	-	-	-	-
	12,253	(12,253)	-	-	-	-

Gross amounts of recognized liabilities presented in the table above represent fair values of futures contracts. The gross amounts offsetting gross amounts of recognized liabilities represent related margin balances deposited in the Company's commodities trading accounts which are recorded as receivable from broker-dealers in the consolidated statement of financial condition.

6. Fair Value and Financial Instruments (continued)

Valuation Techniques

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

(a) U.S. Treasury Bills

U.S. Treasury Bills are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. Treasury Bills are generally categorized in Level 1 of the fair value hierarchy.

(b) Exchange-Traded Equity Securities, Exchange-Traded Funds and Exchange-Traded Real Estate Investment Trusts

Exchange-traded equity securities, exchange-traded funds and exchange-traded real estate investment trusts are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, these exchange-traded equity securities, funds and trusts are generally categorized in Level 1 of the fair value hierarchy.

(c) Listed Derivative Contracts

Listed derivatives that are actively traded are valued based on quoted market prices and are categorized in Level 1 of the fair value hierarchy.

(d) Over-the-Counter ("OTC") Total Return Equity Swap Contracts

OTC total return equity swap contracts are valued using the accrual pricing methodology which prices each leg of the swap based on its accrued value. The value of the interest leg is simply the accrued interest, and the value of the equity leg is the difference between the last price of the underlying equity security and its fixing price, times the nominal amount of the shares, plus dividends paid. These swap contracts are categorized in Level 2 of the fair value hierarchy.

(e) Investments in Private Equity Funds

After initial recognition, in determining the fair value of externally managed funds, the Company considers the net asset value of the fund provided by the fund manager to be the best estimate of fair value. Investments in private equity funds are generally categorized in Level 3 of the fair value hierarchy.

6. Fair Value and Financial Instruments (continued)

Quantitative Information About and Sensitivity of Significant Unobservable Inputs Used in Recurring Level 3 Fair Value Measurements as of October 31, 2014

The financial asset having its fair value classified under Level 3 of the fair value hierarchy as of October 31, 2014, consists of an investment in a private equity fund. For this financial asset, the Company has determined that a variation in a significant unobservable input, such as the net asset value of the fund, would result in a non-significant increase or decrease in the financial asset's fair value recorded in the consolidated statement of financial condition as of October 31, 2014. Accordingly, no range of significant unobservable inputs is provided.

Risk Management

(a) Position Risk and Interest Rate Risk

The position risk of the Company corresponds to the risk that fluctuation in the prices of securities and in interest rates result in losses. The risk related to the fluctuation in the prices of securities represents the loss the Company might incur due to changes in the fair value of a given instrument. Interest rate risk corresponds to the possible effect of fluctuations in interest rates on the Company's income and the return on stockholder's equity. The Company protects itself against these risks through hedging techniques and market exposure limits.

(b) Credit Risk and Credit Risk Concentration

Credit risk is the risk of financial loss as a result of default by a counterparty with respect to its obligations towards the Company. The Company attempts to limit credit risk by dealing with counterparties it deems creditworthy and by ensuring compliance with agreements.

Credit risk concentration also arises when the Company grants loans to a single debtor or group of debtors with similar characteristics such that a change in economic or other circumstances could have the same impact on their ability to honor their obligations. The Company's greatest concentration of counterparty risk is with related parties. This concentration arises in the normal course of the Company's business and management does not believe it to be unusual.

As of October 31, 2014, the Company's greatest concentration of credit risk is from amounts receivable from the NBFI totaling $50,821.

6. Fair Value and Financial Instruments (continued)

Derivative Financial Instruments

Derivative financial instruments are financial contracts whose value is derived from an underlying interest rate, exchange rate, equity, commodity, credit instrument or index. Derivatives include swap, future, forward or option contracts, or other financial instruments with similar characteristics.

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values of option contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate. Open equity in futures transactions is recorded as a receivable from or payable to broker-dealers, as applicable.

Derivative financial instruments used for purposes other than trading are carried at fair value. The Company has entered into total return equity swaps with its ultimate parent company to economically hedge the Company's exposure arising from an employee compensation plan linked to the future fluctuation of the ultimate parent company's stock price.

Notional amounts of derivative financial instruments are not presented in assets and liabilities in the consolidated statement of financial condition. They represent the set underlying principal of a derivative financial instrument and serve as a point of reference in applying an exchange rate, interest rate, stock market price or other variable in order to determine the amount of cash flows to be exchanged.

(In Thousands of U.S. Dollars)

6. Fair Value and Financial Instruments (continued)

Derivative Financial Instruments (continued)

Notional or contract amounts and fair values of derivative financial instruments as of October 31, 2014, are as follows:

	Fair Value		Notional Amounts		
	Assets	Liabilities	One Year or Less	One to Five Years	Total Contracts
	$	$	$	$	$
Equity derivatives					
OTC contracts					
Swaps	3	-	5,971	-	5,971
	3	-	5,971	-	5,971
Exchange-traded contracts					
Long futures contracts	53	-	1,231	-	1,231
Short futures contracts	-	12,252	229,499	-	229,499
	53	12,252	230,730	-	230,730
	56	12,252	236,701	-	236,701
Interest rate derivatives					
Exchange-traded contracts					
Short futures contracts	-	1	21,000	-	21,000
	-	1	21,000	-	21,000
Total derivatives	56	12,253	257,701	-	257,701
Netting	-	(12,253)	-	-	-
	56	-	257,701	-	257,701

Derivative financial instruments present credit risk. This is the risk of financial loss that the Company will have to assume if the counterparty fails to honor its contractual obligations.

In case of exchange-traded contracts, exposure to credit risk is limited because these transactions are standardized contracts executed on established exchanges, each of which is associated with a well-capitalized clearing house that assumes the obligations of both counterparties and guarantees their performance obligations. All exchange-traded contracts are subject to initial margins and daily settlement.

(In Thousands of U.S. Dollars)

7. Notes Receivable

The notes receivable, which comprise a senior note and a subordinated note, have been recorded at cost less any principal repayments. The carrying values of the notes receivable approximate their fair value.

The conditions of these instruments are as follows:

	Maturity	Interest Rate	Estimated Fair Value	Carrying Value
			$	$
Senior note receivable	October 6, 2015 or prime plus 1%,	Greater of 7.4% up to a maximum of 9.4% per annum	**62**	**60**
Subordinated note receivable	October 6, 2015	6.5%	**200**	**197**
			262	**257**

Estimated fair value is calculated based on net present value of cash flows.

Subject to the terms of the senior note agreement, the borrower shall pay a percentage of its net income on an annual basis to the Company as payment of the unpaid principal of the senior note.

All claims of the Company to principal, interest and any other amounts at any time owed under the subordinated note agreement are subordinated in right of payment to the prior payment in full of all of the borrower's other indebtedness.

(In Thousands of U.S. Dollars)

8. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consist of the following:

	$
Leasehold improvements	**4,419**
Furniture and fixtures	**956**
Computer software	**95**
Other	**126**
	5,596
Accumulated depreciation	**(5,355)**
	241

9. Income Taxes

The Company files its federal income tax return on a consolidated basis with its parent company and certain other subsidiaries of the parent company. Pursuant to the US percentage ownership requirement for consolidated entities, the consolidated federal income tax return does not include the Company's subsidiaries, USA Ltd. and USA Corp. Similarly the Company is included in the consolidated state and local income tax returns filed by the parent company and certain other subsidiaries of the parent company. Federal, state and local taxes have been provided for in this consolidated statement of financial condition using a blended statutory income tax rate based on separate entity results.

Income taxes balances receivable from and payable were as follows as of October 31, 2014:

	$
Income taxes receivable	**5,384**
Income taxes payable	**287**

Deferred income tax assets are recognized for temporary differences that will result in deductible amounts in future years. Deferred tax liabilities are recognized for temporary differences that will result in taxable amounts in future years. Recorded in the deferred tax balances are differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when it is necessary to reduce deferred tax assets to the amount expected to be realized.

(In Thousands of U.S. Dollars)

9. Income Taxes (continued)

As of October 31, 2014, the Company's had deferred income tax assets totaling $585. No valuation allowance is required as of October 31, 2014, as management believes it is more likely than not that the deferred income tax assets are realizable.

The Company implemented FASB ASC 740, *Income Taxes* (which formally incorporates FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, an Interpretation of FASB Statement No. 109) ("FIN 48"). FIN 48 provides specific guidance on the recognition, de-recognition, measurement and disclosure of income tax positions in financial statements, including the accrual of related interest and penalties. Under FIN 48, income tax benefits are recognized and measured based on a two-step model: (1) a tax position must be more-likely-than-not of being sustained, where "more-likely-than-not" means a likelihood of more than 50%, and (2) the benefit is measured as the dollar amount of the position that is more-likely-than-not of being realized upon ultimate settlement with a taxing authority. The difference between the tax benefit recognized in accordance with the FIN 48 model and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit ("UTB"). As of October 31, 2014, the balance of the Company's UTBs was nil, which was unchanged since October 31, 2013. It is difficult to project how UTBs will change over the next year.

The Company remains subject to examination by the Internal Revenue Service and by state tax authorities for income tax returns for the years ended October 31, 2011, 2012 and 2013. USA Corp.'s income tax returns for the years ended October 31, 2010 to 2013 remain subject to examination by the Canada Revenue Agency.

10. Commitments, Guarantees and Contingencies

Commitments

(a) Operating Leases

As of October 31, 2014, the Company is committed under operating leases for office facilities. The Company's future commitments are summarized below by year of expiration.

Year Ending October 31	**$**
2015	**1,877**
2016	**2,071**
2017	**1,785**
2018	**1,785**
2019	**1,785**
Thereafter	**595**
Total minimum lease payments	**9,898**

(In Thousands of U.S. Dollars)

10. Commitments, Guarantees and Contingencies (continued)

Commitments (continued)

(a) Operating Leases (continued)

In accordance with FASB ASC 420, *Exit or Disposal Cost Obligations*, the Company determined in a prior fiscal year that all of the future economic benefits associated with an operating lease to which it is committed for one of its office premises were permanently lost due to the discontinuance of operations at this office's location. As of October 31, 2014, there remains a provision of $839 for net costs that will continue to be incurred during the remaining term of this office lease contract. This provision, net of sublease income of $734 to be earned over the remaining term of the lease, is included in accrued expenses and other liabilities in the consolidated statement of financial condition as of October 31, 2014. This provision represents an estimate and actual costs net of sublease income collected could differ from this estimate. The office lease contract is not cancellable and expires in March 2016.

The Company has segregated $880 in a bank account to fully collateralize its obligations under one of its operating leases. The deposit is included in prepaid and other assets in the consolidated statement of financial condition as of October 31, 2014.

(b) Investment in a Private Equity Fund

The Company holds a capital interest in a private equity fund. As of October 31, 2014, the Company has an unpaid capital commitment of $2,292 in this fund.

Guarantees

Under a risk participation agreement, the Company guarantees borrowings made by a third party under a revolving credit facility up to a maximum of $153.

Contingencies

The Company believes, based on current knowledge and after consultation with counsel, that it is not currently party to any material pending legal proceedings, individually or in the aggregate, the resolution of which would have a material effect on the Company. Provisions for losses are established in accordance with FASB ASC 450, *Accounting for Contingencies*, when warranted. Once established, such provisions are adjusted when there is more information available or when an event occurs requiring a change.

(In Thousands of U.S. Dollars)

11. Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the *Securities Exchange Act of 1934*, which requires the maintenance of minimum net capital. A broker-dealer that fails to comply with Rule 15c3-1 may be subject to disciplinary actions by the SEC and self-regulatory organizations, such as the FINRA, including censures, fines, suspension, or expulsion. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to $250.

As of October 31, 2014, the Company had net capital, as defined, of $319,010, which was $318,760 in excess of its minimum net capital of $250.

12. 401(k) Plan

The Company's 401(k) Plan (the "Plan") allows employees to participate after satisfying the requirements of being 21 years of age or older and completing one month of employment. The Company makes matching contributions to the Plan in the amount of 50% of the participant's contribution up to 6% of the participant's compensation.

13. Subsequent Events

In preparing the accompanying consolidated statement of financial condition, management has reviewed events that occurred after October 31, 2014, through the date of issuance of this consolidated statement of financial condition. During this period, there were no events that required recognition and / or disclosure in the consolidated statement of financial condition, except for the event noted below.

On September 29, 2014, pursuant to NASD Rule 1017, FINRA granted the continuing membership application of the Company wherein the Company will enter into an asset purchase agreement to acquire all the assets and liabilities of USA Corp. The asset purchase and related transactions are expected to occur on February 2, 2015.